U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ ]	ANNUAL REPORT PURSANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______

OR

[X]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2002 to June 30, 2002.

Commission File No. 0-23866

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

VARI-L COMPANY, INC. PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VARI-L COMPANY, INC.
4895 Peoria Street
Denver, Colorado 80239
(303) 371-1560

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vari-L Company, Inc. Profit Sharing Plan

Date: December 27, 2002	By: /s/ Richard P. Dutkiewicz Richard P. Dutkiewicz, Trustee

VARI-L COMPANY, INC.
PROFIT SHARING PLAN

Financial Statements

June 30, 2002 and December 31, 2001

(With Independent Auditors’ Report Thereon)

VARI-L COMPANY, INC.
PROFIT SHARING PLAN

Independent Auditors’ Report
Statements of Net Assets in Liquidation — June 30, 2002 and December 31, 2001
Statements of Changes in Net Assets in Liquidation — Six months ended June 30, 2002 and year ended December 31, 2001
Notes to Financial Statements

Independent Auditors’ Report

The Plan Administrator
Vari-L Company, Inc. Profit Sharing Plan:

We have audited the accompanying statements of net assets in liquidation of the Vari-L Company, Inc. Profit Sharing Plan (the Plan) as of June 30, 2002 and December 31, 2001, and the related statements of changes in net assets in liquidation for the six months ended June 30, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have audited the accompanying statements of net assets in liquidation of the Vari-L Company, Inc. Profit Sharing Plan (the Plan) as of June 30, 2002 and December 31, 2001, and the related statements of changes in net assets in liquidation for the six months ended June 30, 2002 and the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

As described in note 1(a) to the financial statements, the board of directors of Vari-L Company, Inc. approved a plan of liquidation of the Vari-L Company, Inc. Profit Sharing Plan on December 31, 2001 and the Company commenced liquidation in March 2002. As a result, the Company changed its basis of accounting as of December 31, 2001 from the going-concern basis to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the liquidation basis net assets available for participant benefits of the Plan as of June 30, 2002 and December 31, 2001, and the changes in liquidation basis net assets available for participant benefits for the six months ended June 30, 2002 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KMPG LLP

Denver, Colorado
October 17, 2002

VARI-L COMPANY, INC.
PROFIT SHARING PLAN

Statements of Net Assets in Liquidation

June 30, 2002 and December 31, 2001

Assets	2002	2001

Investments, at fair value:
Money market fund	$—	924
Vari-L Company, Inc. common stock	—	187,478

Net assets available for participant benefits	$—	188,402

See accompanying notes to financial statements.

VARI-L COMPANY, INC.
PROFIT SHARING PLAN

Statements of Changes in Net Assets in Liquidation

Six months ended June 30, 2002 and year ended December 31, 2001

	2002	2001

Additions:
Investment income (loss):
Net realized and unrealized appreciation (depreciation) in fair value of investments	$(46,870)	11,717
Interest and dividends	—	39

Total additions (reductions)	(46,870)	11,756
Deduction:
Distributions paid to participants	141,532	—

Net increase (decrease)	(188,402)	11,756
Net assets available for participant benefits:
Beginning of period	188,402	176,646

End of period	$—	188,402

See accompanying notes to financial statements.

VARI-L COMPANY, INC.
PROFIT SHARING PLAN

Notes to Financial Statements

June 30, 2002 and December 31, 2001

(1)	Description of the Plan

The following description of the Vari-L Company, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan was established by Vari-L Company, Inc. (the Company) effective January 1, 1990, for the benefit of its employees and their beneficiaries. The Plan was subsequently amended and restated. The Plan was a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

On December 31, 2001, the Company’s board of directors resolved to terminate the Plan. All plan participants became immediately and fully vested in their respective account balances. In conjunction with the complete distribution of assets from the Plan, the Plan was effectively terminated on June 30, 2002.

(b)	Participant Accounts

Company contributions and amounts forfeited by terminated participants were allocated among active participants who were employees on the last day of the plan period in the same proportion as the compensation of each respective participant during the period to the total compensation of all participants during the period. Compensation was limited as required by the Internal Revenue Code.

Net investment income (or loss) for the period was allocated to participants’ accounts based upon the beginning of the period balance, less any distributions, in each individual participant’s account.

(c)	Vesting

Participants were immediately vested in their voluntary contributions, adjusted by actual earnings and losses thereon, and became vested in Company contributions, adjusted by actual earnings and losses thereon, in accordance with the following table:

Years of service	Vesting %

1	0%
2	0%
3	20%
4	40%
5	60%
6	80%
7	100%

Participants became 100% vested in Company contributions on the earlier of death, permanent disability, or normal retirement age.

(Continued)

VARI-L COMPANY, INC.
PROFIT SHARING PLAN

Notes to Financial Statements

June 30, 2002 and December 31, 2001

(d)	Forfeitures

Amounts forfeited by terminated participants were allocated to the remaining participant accounts at the end of every plan year. There were no forfeitures during the six months ended June 30, 2002 and the year ended December 31, 2001.

(e)	Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant could elect to receive a lump-sum distribution, equal to the value of the participant’s vested interest in their account, or periodic installments, within defined limits, not to exceed the lesser of ten years, or the life expectancy of the participant. Distributions could be made in cash or Vari-L Company common stock at the participant’s election.

(f)	Administrative Expenses

Certain administrative functions were performed by officers and employees of the Company, without compensation from the Plan. Administrative expenses of the Plan were paid by the Company.

(g)	Plan Termination

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants become 100% vested in their accounts. As described in note 1a, the Plan was effectively terminated on June 30, 2002. Upon plan termination, all participants became 100% vested in their accounts and all account balances were distributed to the respective participants.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. As a result of the plan termination described in note 1a, the Plan’s basis of accounting as of June 30, 2002 and December 31, 2001 and for the six months ended June 30, 2002 and the year ended December 31, 2000 was changed from the going-concern basis to a liquidation basis.

(b)	Investment Valuation and Income Recognition

Investments were recorded at fair value based on quoted market prices. Money market funds were recorded at cost which approximates fair value. Dividend income was recorded on the ex-dividend date and interest income was recorded as earned. Purchases and sales of securities were reflected on a trade date basis. Gain or loss on sale of securities was based upon average cost. The Plan presents, in the statements of changes in net assets in liquidation, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains and losses and the unrealized gains and losses on those investments.

(c)	Risks and Uncertainties

The Plan invested in the common stock of Vari-L Company, Inc. Investments, in general, are exposed to various risks, such as significant world events, interest rate, credit, and overall market

(Continued)

VARI-L COMPANY, INC.
PROFIT SHARING PLAN

Notes to Financial Statements

June 30, 2002 and December 31, 2001

volatility risk. Due to the level of risk associated with certain investments, it was reasonably possible that changes in the value of investments could occur in the near term.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of net assets available for benefits and the reported amounts of additions and deductions in net assets during the reporting period. Actual results could differ significantly from those estimates.

(e)	Payment of Benefits

Benefits were recorded when paid.

(3)	Investments

Investments representing 5% or more of net assets available for plan benefits are as follows:

	Fair value

		Year ended
	Period ended	December 31,
	June 30, 2002	2001

Vari-L Company, Inc. common stock	$—	187,478

(Continued)

VARI-L COMPANY, INC.
PROFIT SHARING PLAN

Notes to Financial Statements

June 30, 2002 and December 31, 2001

(4)	Changes in Net Assets in Liquidation by Investment Alternative for the Six Months Ended June 30, 2002 and the Year Ended December 31, 2001

	Vari-L
	Company, Inc.	Cash and
	common stock	money market funds	Total

Net assets available for participant benefits at December 31, 2000	$175,761	885	885

Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	11,717	—	11,717
Interest and dividends	—	39	39

Net increase in net assets available for participant benefits	11,717	39	11,756

Net assets available for participant benefits at December 31, 2001	187,478	924	188,402

Additions to net assets attributed to:
Investment income:
Net realized and unrealized depreciation in fair value of investments	(46,870)	—	(46,870)
Deductions:
Distributions paid to participants	133,120	8,412	141,532

Net decrease in net assets available for participant benefits	(187,478)	(924)	(188,402)

Net assets available for participant benefits at June 30, 2002	$—	—	—

The Company exchanged $7,488 with the Plan during the six months ended June 30, 2002 for shares of the Company’s common stock, the market price of which totaled $7,488. This transaction was executed to allow distributions of cash, rather than the Company’s common stock, in accordance with participant elections.

(5)	Tax Status

The Plan obtained a determination letter dated August 1, 2002, in which the Internal Revenue Service stated that the Plan, as terminated, was in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Consent of Independent Auditors

The Board of Directors
Vari-L Company, Inc:

We consent to the incorporation by reference in the registration statement (No. 33-88666) on Form S-8 of Vari-L Company, Inc. of our report dated October 17, 2002, with respect to the statements of net assets in liquidation of the Vari-L Company, Inc. Profit Sharing Plan as of June 30, 2002 and December 31, 2001 and the related statements of changes in net assets in liquidation for the six months ended June 30, 2002 and the year ended December 31, 2001, which report appears in the June 30, 2002, annual report on Form 11-K of the Vari-L Company, Inc. Profit Sharing Plan.

/s/ KPMG LLP

Denver, Colorado
December 20, 2002